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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           Resortquest International, Inc.
                        --------------------------------
                                (Name of Issuer)


                                  Common Stock
                        --------------------------------
                         (Title of Class of Securities)


                                    761183102
                        --------------------------------
                                 (CUSIP Number)


                                Mitchell Collins
                            Resortquest International, Inc.
                            530 Oak Court Drive # 360
                                Memphis, TN 38117
                        --------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                January 29, 2003
                        --------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 761183102
          ---------


1. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         DIAMOND HILL CAPITAL MANAGEMENT, INC.
________________________________________________________________________________
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]
________________________________________________________________________________
3.       SEC USE ONLY
________________________________________________________________________________
4.       SOURCE OF FUNDS

         OO
________________________________________________________________________________
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or (e)                                                        [  ]
________________________________________________________________________________
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         STATE OF OHIO UNITED STATES
________________________________________________________________________________
                  7.       SOLE VOTING POWER            1,059,240 shares
NUMBER OF         ______________________________________________________________
SHARES            8.       SHARED VOTING POWER
BENEFICIALLY      ______________________________________________________________
OWNED BY EACH     9.       SOLE DISPOSITIVE POWER       1,059,240 shares
REPORTING         ______________________________________________________________
PERSON            10.      SHARED DISPOSITIVEPOWER
WITH
________________________________________________________________________________
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,059,240 shares
________________________________________________________________________________
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.
                                                                             [ ]
________________________________________________________________________________
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.5%
________________________________________________________________________________
14.  TYPE OF REPORTING PERSON
         IA
________________________________________________________________________________

Item 1.  Security and Issuer

         RESORTQUEST INTERNATIONAL, INC.
         COMMON STOCK

Item 2.  Identity and Background
   CORPORATION
     (a) DIAMOND HILL CAPITAL MANAGEMENT, INC. ("DHCM")
     (b) 375 NORTH FRONT STREET, SUITE 300, COLUMBUS, OH 43215
     (c) INVESTMENT ADVISER
     (d) NONE
     (e) NONE
     (f) STATE OF OHIO UNITED STATES

   OFFICERS AND DIRECTORS
     (a) R.H. DILLON
     (b) 375 NORTH FRONT STREET, SUITE 300, COLUMBUS, OH 43215
     (c) PRESIDENT AND SOLE DIRECTOR
     (d) NONE
     (e) NONE
     (f) UNITED STATES

     (a) JAMES F. LAIRD
     (b) 375 NORTH FRONT STREET, SUITE 300, COLUMBUS, OH 43215
     (c) TREASURER, CFO, SECRETARY
     (d) NONE
     (e) NONE
     (f) UNITED STATES


Item 3. Source and Amount of Funds or Other Consideration

   PURCHASED 130,300 SHARES ON 01/29/2003 FOR $4.00 PER SHARE

   SOURCE OF FUNDS WAS CAPITAL MANAGED BY DHCM

Item 4. Purpose of the Transaction

    INVESTMENT PURPOSES ONLY

Item 5.  Interest in Securities of the Issuer

     (a) 1,059,240 SHARES or 5.5% OF SHARES OUTSTANDING

     (b) DHCM HAS SOLE POWER TO VOTE AND SOLE POWER TO DISPOSE

     (c) NONE

     (d)  NOT APPLICABLE

     (e)  NOT APPLICABLE

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     NONE

Item 7.  Material to be filed as Exhibits

     NONE

                               SCHEDULE 13D
                              SIGNATURE PAGE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     DIAMOND HILL CAPITAL MANAGEMENT,INC.
                                     BY: /s/ R. H DILLON
                                     -------------------------------------
                                     R. H. DILLON
                                     PRESIDENT

Dated:  FEBRUARY 5, 2003